SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C.  20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13A-16 OR 15D-16 OF

THE SECURITIES EXCHANGE ACT OF 1934

For the month of August 2007 (report no. 2)

Commission File Number: 0-27466

NICE-SYSTEMS LTD.

(Translation of Registrant's Name into English)

8 Hapnina Street, P.O. Box 690, Ra'anana, Israel

(Address of Principal Executive Offices)

Indicate by check mark whether the Registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F    X       Form 40-F  ___

Indicate by check mark if the Registrant is submitting this Form 6-K in paper as permitted by Regulations S-T Rule 101(b)(1):

Yes  ____  No    X

Indicate by check mark if the Registrant is submitting this Form 6-K in paper as permitted by Regulation

S-T Rule 101(b)(7):

Yes  ____  No    X

Indicate by check mark whether by furnishing the information contained in this Form 6-K, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ____  No    X

If "Yes" is marked, indicate below the file number assigned to the Registrant in connection with Rule 12g3-2(b):  82- _N/A__

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CONTENTS

This Report on Form 6-K of NICE consists of the following documents, which are attached hereto and incorporated by reference herein:

99.1 Press Release: NICE Wins Major Security Project with Order at Over $5 Million for its IP-based Video Analytics Solutions, for Implementation at Major International City-Center, dated July 10, 2007.

99.2 Press Release: Australia`s Child Support Agency to Implement NICE Perform® Adaptive Interaction Analytics Solutions in 14 Sites for 3,300 Agents, dated July 17, 2007.

99.3 Press Release: NICE SmartCenter(TM) for the High Performance Contact Center and Enterprise to be Featured at the NICE User Group 2007 Summit, dated July 19, 2007.

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SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this Report to be signed on its behalf by the undersigned, thereunto duly authorized.

NICE-SYSTEMS LTD.

By:   /s/ Yechiam Cohen

Name: Yechiam Cohen

Title: General Counsel

Dated: August 1, 2007

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EXHIBIT INDEX

99.1 Press Release: NICE Wins Major Security Project with Order at Over $5 Million for its IP-based Video Analytics Solutions, for Implementation at Major International City-Center, dated July 10, 2007.

99.2 Press Release: Australia`s Child Support Agency to Implement NICE Perform® Adaptive Interaction Analytics Solutions in 14 Sites for 3,300 Agents, dated July 17, 2007.

99.3 Press Release: NICE SmartCenter(TM) for the High Performance Contact Center and Enterprise to be Featured at the NICE User Group 2007 Summit, dated July 19, 2007.

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NICE Wins Major Security Project with Order at Over $5 Million for its IP-based Video Analytics Solutions, for Implementation at Major International City-Center

To provide local police with comprehensive city-center protection and investigation management solutions

Ra`anana, Israel, July 10, 2007, NICE Systems Ltd. (NASDAQ: NICE), the global provider of advanced solutions that enable organizations to extract Insight from Interactions(TM) to drive performance, today announced that it won a major security project award, receiving an order at over $5 million for the supply of its advanced IP-based digital video content analytics solutions for implementation at a major international city`s police force.  NICE was selected to help the city`s police forces deter city-center terror and criminal activities, enable surveillance of illegal activities, and provide event and incident investigation and management.

NICE will enable this city`s public authorities to enhance security provision at public areas, including public transportation, government buildings and other institutions.  The solution will enable the city`s command and control centers to enhance public security by simultaneously monitoring multiple sites, with analytic capabilities and automatic alarm management.

NICE`s solution, with advanced transmission, recording and content analysis capabilities will deliver real-time alerts on potential threats to security personnel and to the public. The moments leading up to an alert will be automatically replayed allowing staff to intuitively investigate an incident, understand its context and cause and, more importantly, decide what action to take.  Such proactive management and assessment of alarms and the correlating potential risk will enable the city`s police and other security personnel to anticipate security breaches and improve response time.  The result is enhanced safety and security for the region`s residents.

"This project reflects the growing need of cities around the world to protect their residents from potential terror and criminal threats," said Israel Livnat, President, Security Group, NICE Systems Ltd. "This win is further evidence that NICE`s advanced content analytics along with our superior digital video performance can significantly increase the speed of threat detection and efficiency of corrective action.  It also reflects the success of our strategy for large scale multi-million dollar security projects, providing advanced solutions to city-centers, other public authorities and governments all over the world, which are seeking to enhance their capabilities in protecting the public."

About NICE

NICE Systems (NASDAQ: NICE) is the leading provider of Insight from Interactions(TM) solutions and value-added services, powered by advanced analytics of unstructured multimedia content - from telephony, web, radio and video communications.  NICE`s solutions address the needs of the enterprise and security markets, enabling organizations to operate in an insightful and proactive manner, and take immediate action to improve business and operational performance and ensure safety and security.  NICE has over 24,000 customers in 100 countries, including over 85 of the Fortune 100 companies.  More information is available at www.nice.com.

Corporate Media Contact NICE Systems

Galit Belkind Galit.belkind@nice.com   +1 877 245 7448

Investors NICE Systems

Daphna Golden ir@nice.com +1 877 245 7449

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Trademark Note: Insight from Interactions(TM), 360 View(TM), Executive Connect®, Executive Insight(TM)*, Freedom®, Investigator®, Mirra®, Universe®, My Universe(TM), NICE®, NiceCall®, NiceCall Focus(TM), NiceCLS(TM), NICE Learning(TM), eNiceLink(TM), NiceLog®, Playback Organizer(TM), Renaissance®, ScreenSense(TM), NiceScreen(TM), NICE SmartCenter(TM), NICE Storage Center(TM), NiceTrack(TM), NiceUniverse®, NiceVision®, NiceVision Analytics(TM), NiceVision ControlCenter(TM), NiceVision Digital(TM), NiceVision Harmony(TM), NiceVision Mobile(TM), NiceVision Net(TM), NiceVision Pro(TM), NiceVision NVSAT(TM), NiceVision Alto(TM), Scenario Replay(TM), Tienna®, Wordnet®, NICE Perform®, NICE Inform(TM), NICE Analyzer(TM), Last Message Replay(TM), NiceUniverse Compact(TM), Customer Feedback(TM), Interaction Capture Unit(TM), Dispatcher Assessment(TM), Encoder(TM), Freedom Connect®, FAST®, FAST Alpha Silver(TM), FAST Alpha Blue(TM) and Alpha®, Emvolve Performance Manager(TM), Performix Technologies(TM), IEX®, TotalView® and other product names and services mentioned herein are trademarks and registered trademarks of NICE Systems Ltd. All other registered and unregistered trademarks are the property of their respective owners.

This press release contains forward-looking statements as that term is defined in the Private Securities Litigation Reform Act of 1995. Such statements are based on the current expectations of the management of NICE Systems Ltd. (the Company) only, and are subject to a number of risk factors and uncertainties, including but not limited to changes in technology and market requirements, decline in demand for the Company's products, inability to timely develop and introduce new technologies, products and applications, difficulties or delays in absorbing and integrating acquired operations, products, technologies and personnel, loss of market share, pressure on pricing resulting from competition, and inability to maintain certain marketing and distribution arrangements, which could cause the actual results or performance of the Company to differ materially from those described therein. We undertake no obligation to update these forward-looking statements. For a more detailed description of the risk factors and uncertainties affecting the company, refer to the Company's reports filed from time to time with the Securities and Exchange Commission.

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Australia`s Child Support Agency to Implement NICE Perform® Adaptive Interaction Analytics Solutions in 14 Sites for 3,300 Agents

Selected to improve service levels, and operational efficiency

Ra`anana, Israel, July 17, 2007 - NICE Systems Ltd. (NASDAQ: NICE), a leading global provider of advanced solutions that enable organizations to extract Insight from Interactions(TM) to drive performance, today announced that Australia`s Child Support Agency (CSA) has selected  NICE Perform® Adaptive Interaction Analytics and will implement it in 14 sites with 3,300 agents.  The solutions will be used to improve customer service levels, dispute resolution and operational efficiency.

The CSA, an agency of Australia`s Department of Human Services, supports separated parents in transferring payments for the benefit of their children. The CSA helps more than 1.4 million parents manage their child support responsibilities and assist in the transfer of payments for 1.1 million children across Australia.

NICE solution was chosen by the CSA to improve quality of service for parents, and to improve dispute resolution capabilities.  Through its adaptive interaction analytics capabilities NICE Perform will enable CSA to identify the reasons for calls and the topics covered.  It will also provide the ability to identify high-risk scenarios for improving dispute resolution.

NICE Perform`s Adaptive Interaction Analytics harness the power of interaction analytics with an automated, iterative, system self-learning solution. Adaptive Interaction Analytics provides a very high degree of accuracy and efficiency in a scalable solution that analyzes 100 percent of the interactions in a cost-effective manner. This capability leverages customer interactions to proactively identify trends, anticipate opportunities, adjust processes to meet business objectives and take action at the right time.

"We are very happy to have been selected by the CSA," said Doron Ben Sira, President NICE APAC.  "Our adaptive interaction analytics solutions are leading the market with unmatched capabilities. The CSA joins many other organizations from different market segments who have chosen our solutions to address critical business issues and improve performance".

About CSA

The Child Support Agency (CSA) is part of the Australian Government Department of Human Services. CSA's role is to support separated parents to transfer payments for the benefit of their children. CSA's aim is to work with all areas of the government, community and private industry service providers to provide the best possible support to all separated parents.  CSA employs about 4,000 people and is in the middle of implementing a major service delivery improvement program.  More information is available at www.csa.gov.au.

About NICE Systems

NICE Systems (NASDAQ: NICE) is the leading provider of Insight from Interactions(TM) solutions and value-added services, powered by advanced analytics of unstructured multimedia content - from telephony, web, radio and video communications. NICE`s solutions address the needs of the enterprise and security markets, enabling organizations to operate in an insightful and proactive manner, and take immediate action to improve business and operational performance and ensure safety and security. NICE has over 24,000 customers in 100 countries, including over 85 of the Fortune 100 companies. More information is available at http://www.nice.com.

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Corporate Media Contact NICE Systems

Galit Belkind Galit.belkind@nice.com   +1 877 245 7448

Investors NICE Systems

Daphna Golden ir@nice.com +1 877 245 7449

Trademark Note: Insight from Interactions(TM), 3600 View(TM), Executive Connect®, Executive Insight(TM)*, Freedom®, Investigator®, Mirra®, Universe®, My Universe(TM), NICE®, NiceCall®, NiceCall Focus(TM), NiceCLS(TM), NICE Learning(TM), eNiceLink(TM), NiceLog®, Playback Organizer(TM), Renaissance®, ScreenSense(TM), NiceScreen(TM), NICE SmartCenter(TM), NICE Storage Center(TM), NiceTrack(TM), NiceUniverse®, NiceVision®, NiceVision Analytics(TM), NiceVision ControlCenter(TM), NiceVision Digital(TM), NiceVision Harmony(TM), NiceVision Mobile(TM), NiceVision Net(TM), NiceVision Pro(TM), NiceVision NVSAT(TM), NiceVision Alto(TM), Scenario Replay(TM), Tienna®, Wordnet®, NICE Perform®, NICE Inform(TM), NICE Analyzer(TM), Last Message Replay(TM), NiceUniverse Compact(TM), Customer Feedback(TM), Interaction Capture Unit(TM), Dispatcher Assessment(TM), Encoder(TM), Freedom Connect®, FAST®, FAST Alpha Silver(TM), FAST Alpha Blue(TM) and Alpha®, Emvolve Performance Manager(TM), Performix Technologies(TM), IEX®, TotalView® and other product names and services mentioned herein are trademarks and registered trademarks of NICE Systems Ltd. All other registered and unregistered trademarks are the property of their respective owners.

*in Australia only

This press release contains forward-looking statements as that term is defined in the Private Securities Litigation Reform Act of 1995. Such statements are based on the current expectations of the management of NICE Systems Ltd. (the Company) only, and are subject to a number of risk factors and uncertainties, including but not limited to changes in technology and market requirements, decline in demand for the Company's products, inability to timely develop and introduce new technologies, products and applications, difficulties or delays in absorbing and integrating acquired operations, products, technologies and personnel, loss of market share, pressure on pricing resulting from competition, and inability to maintain certain marketing and distribution arrangements, which could cause the actual results or performance of the Company to differ materially from those described therein. We undertake no obligation to update these forward-looking statements. For a more detailed description of the risk factors and uncertainties affecting the company, refer to the Company's reports filed from time to time with the Securities and Exchange Commission.

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NICE SmartCenter(TM) for the High Performance Contact Center and Enterprise to be Featured at the NICE User Group 2007 Summit

Ra`anana, Israel, July 19, 2007 - NICE Systems Ltd. (NASDAQ: NICE), a leading global provider of advanced solutions that enable organizations to extract Insight from Interactions(TM) to drive performance, today announced that it will feature NICE SmartCenter(TM) for the high performance contact center and enterprise at the upcoming NICE User Group (NUG) 2007 Summit, to be held in Boston, Massachusetts.  Executives from Microsoft, EMC, Avaya, LENDING.com, DIRECTV, and CUNA Mutual are among the featured partner and customer Summit speakers.  Key-note speakers include Jerry Greenfield, from Ben & Jerry`s, and Keith Dawson from leading analyst firm, Frost & Sullivan.

Special tracks at the Summit include sessions covering how NICE SmartCenter for the high performance contact center and enterprise, empowers agents, optimizes operations, impacts the enterprise, and helps achieve a faster ROI, helps leverage the benefits of adaptive interaction analytics, and KPI-based (key performance indicators) management principles.

Keith Dawson, senior analyst at Frost & Sullivan said, "The driving force behind contact centers has for so long been cost-control that many people have lost sight of just how powerful an operation a contact center can be. When finely tuned for high performance, a contact center is the key to providing a better customer experience - and that leads to a stronger, more profitable company overall. Achieving high performance means being collaborative with the rest of the enterprise, and finally call centers are learning how to do just that. The latest-generation tools on the market are masterful at kicking a center into high gear. Contact center managers now see that."

NICE SmartCenter provides organizations with capabilities to improve performance at the agent, operational and enterprise levels.  The solution drives contact center and enterprise performance by leveraging the synergies of the combined capabilities of NICE Perform®, IEX® TotalView® workforce management system and Performix(TM) solutions from NICE; each the leading solution in its category, unified within a Service-Oriented Architecture (SOA) framework, providing powerful functionality with maximum flexibility.

"Since its formation NUG has grown to 2,500 members from all over the world.  The user group enables its members to leverage the experience and knowledge of peers and to maximize the benefits of NICE`s solutions.  We are excited about having this year`s Summit as the platform for demonstrating to our customers the NICE SmartCenter solution for the high performance contact center and enterprise," said Zvi Baum, President of Enterprise Interaction Solutions at NICE.

NUG Summit

The NICE User Group will be held in Boston, Massachusetts, July 22-24, 2007.  To learn more about the NICE User Group and register for the 2007 Summit visit www.niceusergroup.org.

About NICE Systems

NICE Systems (NASDAQ: NICE) is the leading provider of Insight from Interactions(TM) solutions and value-added services, powered by advanced analytics of unstructured multimedia content - from telephony, web, radio and video communications. NICE`s solutions address the needs of the enterprise and security markets, enabling organizations to operate in an insightful and proactive manner, and take immediate action to improve business and operational performance and ensure safety and security. NICE has over 24,000 customers in 100 countries, including over 85 of the Fortune 100 companies. More information is available at http://www.nice.com.

Corporate Media Contact NICE Systems

Galit Belkind Galit.belkind@nice.com   +1 877 245 7448

Investors NICE Systems

Daphna Golden ir@nice.com +1 877 245 7449

Trademark Note: Insight from Interactions(TM), 3600 View(TM), Executive Connect®, Executive Insight(TM)*, Freedom®, Investigator®, Mirra®, Universe®, My Universe(TM), NICE®, NiceCall®, NiceCall Focus(TM), NiceCLS(TM), NICE Learning(TM), eNiceLink(TM), NiceLog®, Playback Organizer(TM), Renaissance®, ScreenSense(TM), NiceScreen(TM), NICE SmartCenter(TM), NICE Storage Center(TM), NiceTrack(TM), NiceUniverse®, NiceVision®, NiceVision Analytics(TM), NiceVision ControlCenter(TM), NiceVision Digital(TM), NiceVision Harmony(TM), NiceVision Mobile(TM), NiceVision Net(TM), NiceVision Pro(TM), NiceVision NVSAT(TM), NiceVision Alto(TM), Scenario Replay(TM), Tienna®, Wordnet®, NICE Perform®, NICE Inform(TM), NICE Analyzer(TM), Last Message Replay(TM), NiceUniverse Compact(TM), Customer Feedback(TM), Interaction Capture Unit(TM), Dispatcher Assessment(TM), Encoder(TM), Freedom Connect®, FAST®, FAST Alpha Silver(TM), FAST Alpha Blue(TM) and Alpha®, Emvolve Performance Manager(TM), Performix Technologies(TM), IEX®, TotalView® and other product names and services mentioned herein are trademarks and registered trademarks of NICE Systems Ltd. All other registered and unregistered trademarks are the property of their respective owners.

*in Australia only

This press release contains forward-looking statements as that term is defined in the Private Securities Litigation Reform Act of 1995. Such statements are based on the current expectations of the management of NICE Systems Ltd. (the Company) only, and are subject to a number of risk factors and uncertainties, including but not limited to changes in technology and market requirements, decline in demand for the Company's products, inability to timely develop and introduce new technologies, products and applications, difficulties or delays in absorbing and integrating acquired operations, products, technologies and personnel, loss of market share, pressure on pricing resulting from competition, and inability to maintain certain marketing and distribution arrangements, which could cause the actual results or performance of the Company to differ materially from those described therein. We undertake no obligation to update these forward-looking statements. For a more detailed description of the risk factors and uncertainties affecting the company, refer to the Company's reports filed from time to time with the Securities and Exchange Commission.

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